Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2007 NOV 14 A 7:01

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) [redacted]ity r Relations	Phone:	(48 76) 747 81 30
Company:	A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:		No of sheets:	2

07027951

Current report 62/2007

SUPPL

The Management Board of KGHM Polska Miedź S.A. hereby provides information on the Member of the Management Board – Vice President of the Management Board of KGHM Polska Miedź S.A. appointed by the Supervisory Board of the Company on 6 November 2007:

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

Dariusz Kaśków (43)

Education and professional qualifications:

Higher – University of Silesia in Katowice – Department of Law (1989)
candidate for Doctorate in Law, University of Silesia in Katowice

Additionally:
Finance Certificate for non-finance managers – Eurofinanse Sp.z.o.o. in Warsaw (2007)
Public Internal Financial Control – Finance Ministry in Warsaw (2005)

Positions held and professional career:

19 July – 7 November 2007 Vice President of ENERGA-Operator S.A Gdańsk
4 July – 19 July 2007 Acting Vice President of ENERGA-Operator S.A. Gdańsk
19 January – 4 July 2007 General Director of the Kalisz Division of ENERGA S.A.
May 2000 – November 2006 Starost of Głubczyce
January – April 2000 President of SKOK (Co-operative savings and credit union) in Krapkowice
1994 – 1998 Mayor of Głubczyce
1991 – 1994 Deputy Mayor of Głubczyce

Other activities performed apart from KGHM Polska Miedź S.A.:

Chairman of the Supervisory Board of Zakład Energetyczny Płock - Dystrybucja Zachód Sp.z.o.o.; this activity does not represent a conflict of interest with respect to KGHM Polska Miedź S.A.

Exemption number: 82 4639

Is not listed in the Register of Debtors maintained on the basis of the National Court Register law.

Legal basis: § 5 sec. 1 point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

I WICEPREZES ZARZĄDU
Ireneusz Reszczyński

WICEPREZES ZARZĄDU
Stanisław Kot

END